SCHEDULE 13G

Amendment No. 7
EXFO Electro-Optical Engineering Incorporated
Common Stock
Cusip #302043104


Cusip #302043104
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	3,426,400
Item 6:	0
Item 7:	3,426,400
Item 8:	0
Item 9:	3,426,400
Item 11:	10.588%
Item 12:	    HC


Cusip #302043104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,426,400
Item 8:	0
Item 9:	3,426,400
Item 11:	10.588%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This Amendment to Schedule 13G filed by FMR LLC amends the statement on Schedule 13G previously filed by FMR
Corp., the predecessor of FMR LLC.


Item 1(a).	Name of Issuer:

		EXFO Electro-Optical Engineering
Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		400 Godin Avenue
		Quebec, Quebec  G1M 2K2
		Canada

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		302043104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,426,400

	(b)	Percent of Class:	10.588%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	3,426,400

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,426,400

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of EXFO Electro-Optical
Engineering Incorporated. The interest of one person, Canadian Growth Company Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of EXFO Electro-Optical Engineering
Incorporated, amounted to 2,000,000 shares or 6.180% of the total outstanding Common Stock at December 31, 2007.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp.
(now known as FMR LLC) and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Canadian
Growth Company Fund, amounted to 2,000,000 shares or 6.180% of the Common Stock outstanding. Canadian Growth
Company Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,426,400 shares or 10.588% of the outstanding Common Stock of EXFO Electro-Optical Engineering Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 3,426,400 shares and sole power to vote or to direct the voting of 3,426,400 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of EXFO Electro-Optical Engineering
Incorporated at December 31, 2007.

	FMR LLC

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. (now
known as FMR LLC) and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Canadian Growth Company Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary

	Pyramis Global Advisors, LLC

	By /s/Claire S. Walpole
	Claire S. Walpole
	Duly authorized under Power of Attorney
	dated August 8, 2007, by William E. Dailey
	Senior Vice President
	and Chief Administrative Officer
	Duly authorized under Board of
	Directors resolution dated
	September 26, 2005.